UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                             Horizon Offshore, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44043J105
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                                 (CUSIP number)

                             William J. Kennedy Jr.
                                Managing Director
                        Falcon Mezzanine Investments, LLC
                       21 Custom House Street, 10th Floor
                          Boston, Massachusetts 02110
                                 (617) 412-2700
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  June 8, 2006
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


                         (Continued on following pages)

                                 (Page 1 of 11)

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  CUSIP No. 44043J105              13D                    Page 2 of 11 Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     FALCON MEZZANINE INVESTMENTS, LLC  I.R.S IDENTIFICATION NO. 22-3741750
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     0
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     0.0%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

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  CUSIP No. 44043J105              13D                    Page 3 of 11 Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     FALCON MEZZANINE PARTNERS, LP    I.R.S IDENTIFICATION NO. 22-3742731
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     0
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     0.0%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

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  CUSIP No. 44043J105              13D                    Page 4 of 11 Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     FALCON INVESTMENT ADVISORS, LLC    I.R.S IDENTIFICATION NO. 22-3734765
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

      0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

      0
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     0.0%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IA
-------------------------------------------------------------------------------

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  CUSIP No. 44043J105              13D                    Page 5 of 11 Pages
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INTRODUCTION


         This Amendment No. 5 amends a Statement on Schedule 13D filed on April 11, 2005, Amendment No. 1 thereto filed on September 19, 2005, Amendment No. 2 thereto filed on November 29, 2005, Amendment No. 3 thereto filed on December 14, 2005, and Amendment No. 4 thereto filed on December 21, 2005.

         Falcon Mezzanine Investments, LLC, a Delaware limited liability company (the "General Partner"), hereby files this Amendment No. 5 to Statement on
Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in
Item 2 of this Statement.

         The General Partner is the general partner of Falcon Mezzanine Partners, LP, a Delaware limited partnership (the "Fund"). Falcon Investment Advisors, LLC, a Delaware limited liability company (the "Advisor"), provides investment and administrative services to the General Partner pursuant to an investment management agreement.

         All share and per share numbers in this Amendment No. 5 reflect a 1:25 share split effected by Horizon Offshore, Inc. (the "Issuer") on April 12, 2006.

         Pursuant to a Recapitalization Letter Agreement (the "Recap Agreement"; filed as Exhibit 7(a) hereto), dated March 31, 2005, among the Issuer, the Fund and the other holders of the Issuer's subordinated notes (the "Subordinated Notes"), the holders (including the Fund) of the Subordinated Notes agreed to exchange $84,972,823 aggregate principal amount of Subordinated Notes and 1,400 shares of the Issuer's outstanding Series A redeemable participating preferred stock (the "Series A Preferred Stock") for 2.4 million shares of the Issuer's common stock, par value $0.001 per share (now $.00001 per share) (the "Common Stock"), and one million shares of a new series of the Issuer's Series B mandatorily convertible preferred stock (the "Series B Preferred Stock"). The Series B Preferred Stock was not entitled to any dividend or voting rights (except as required by the Delaware General Corporation Law), but was mandatorily convertible into shares of Common Stock upon the occurrence of certain conditions, as described below. The shares of Common Stock and Series B Preferred Stock were issued on June 10, 2005. The shares of Common Stock and Series B Preferred Stock were also issued in consideration of the holders of the Subordinated Notes having consented to a new $70 million term loan senior secured financing agreement (the "Financing Agreement"), dated as of March 31, 2005, among the Issuer, each of its subsidiaries party thereto, Manchester Securities Corp., as collateral and administrative agent, and the other lenders specified therein, release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that remain outstanding following the closing of the recapitalization transactions to extend their maturity to March 2010 and reducing their interest rate to 8% per annum payable-in-kind, and, if applicable, participating in the financing transaction as a lender. In addition, certain of the holders of the Subordinated Notes, including the Fund, participated in the Financing Agreement as lenders. The Fund agreed to provide $4.15 million of the $70 million pursuant to the Financing Agreement.

         In consideration for the above, the Fund received 291,214 shares of Common Stock and 121,338.99 shares of Series B Preferred Stock on June 10, 2005.

         The Preferred Stock automatically converted into Common Stock upon filing of an amendment to the Issuer's certificate of incorporation on December 12, 2005. The conversion rate was set such that the total outstanding Common Stock issued in the recapitalization transactions (the initial 2.4 million shares plus the shares to be issued upon conversion of the Series B Preferred Stock) would represent an aggregate of 95% of the Issuer's Common Stock on a fully diluted basis (which calculation excludes out-of-the-money director and employee stock options), pro forma for the recapitalization transactions and certain other

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  CUSIP No. 44043J105              13D                    Page 6 of 11 Pages
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transactions described in the Recap Agreement. Each party to the Recap Agreement agreed to exercise any voting power it may have had to approve the amendments to the Issuer's certificate of incorporation, and to execute such documentation and take such other action as may reasonably be required in connection therewith.
The parties to the Recap Agreement held a sufficient number of shares to ensure adoption of the amendments to the Issuer's certificate of incorporation.

         The Fund received 2,689,548 shares of Common Stock upon conversion of its Series B Preferred Stock.

         On December 19, 2005, the Fund exchanged $2,051,752.38 aggregate principal amount of Subordinated Notes (and accrued interest thereon) for $2,088,227.97 aggregate principal amount of new Subordinated Convertible Notes due March 31, 2010 (the "Convertible Notes") of the Issuer. The Fund continues to hold $4,991,248.02 aggregate principal amount of Subordinated Notes, as of May 31, 2006, including accrued interest. The Convertible Notes were immediately convertible into Common Stock at a conversion price of $9.50 per share (subject to adjustment). The Fund, as of December 21, 2005, converted all of its Convertible Notes into 219,814 shares of Common Stock.

         The Issuer also entered into a registration rights agreement covering resales of the remaining Subordinated Notes and all Common Stock issued in the recapitalization transactions and the December 19, 2005 exchange transaction. In connection with the exchange for the Convertible Notes, the Fund agreed to a lockup on all of its Common Stock, until the earlier of (i) effectiveness of the registration statement relating to the Common Stock issued upon conversion of the Convertible Notes and (ii) the 180th day following the exchange. The registration statement was declared effective on April 12, 2006.

         On May 25, 2006, the Fund entered into a Voting Trust Agreement (described more fully in Item 6(c) below). On such date, the Fund transferred 225,000 shares of Common Stock to the trust created by the Voting Trust Agreement, for no consideration. Pursuant to the terms of the Voting Trust Agreement, none of the Reporting Persons have any power to control or influence the voting or disposition of any of the shares transferred to the trust. As a result, each of the Reporting Persons ceased to be the beneficial owner of the shares of Common Stock transferred to the trust. As noted in Item 6(c) below, as the sole beneficiary of the trust, the Fund retains a pecuniary interest in the shares transferred to the trust.

         On May 30, 2006, the Fund entered into a Sales Agency Agreement (described more fully in Item 6(d) below). Under the Sales Agency Agreement, the Fund sold the remaining 2,975,576 shares of Common Stock held by it. The shares of Common Stock were sold for $21.65 per share (or an aggregate of $64,421,220.40). The Fund paid Raymond James & Associates, Inc. a commission of $1.41 per share, leaving the Fund with net proceeds of $20.24 per share (or an aggregate of $60,225,658.24). This transaction closed on June 8, 2006. Following this transaction, none of the Reporting Persons beneficially owned any shares of the Company's Common Stock.

Item 1.  Security and Issuer

         The class of equity securities to which this Statement relates is the Common Stock of the Issuer, the principal executive offices of which are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042.

Item 2.  Identity and Background

         This Statement is filed on behalf of the Fund, the General Partner and the Advisor. The Fund, the General Partner and the Advisor are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

         a. The Fund. The principal business of Falcon Mezzanine Partners, LP, a Delaware limited partnership (the "Fund"), is making investments in subordinated debt and equity securities. The general partner of the Fund is Falcon Mezzanine Investments, LLC, which is described in Item 2.b. below.

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  CUSIP No. 44043J105              13D                    Page 7 of 11 Pages
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         b. The General Partner. Falcon Mezzanine Investments, LLC, a Delaware
limited liability company (the "General Partner"), is the general partner of the Fund. The principal business of the General Partner is to manage and operate the Fund's activities. The General Partner is a wholly-owned subsidiary of Falcon Partners Holdings, LLC, a Delaware limited liability company ("Holdco"). The members of Holdco are Alva Falconer Holdings, LLC, a Delaware limited liability company ("Alva"), Rafael Fogel, William J. Kennedy Jr., Eric Y. Rogoff and John
S. Schnabel. Alva is the Managing Member and holds a controlling interest in Holdco. Alva is controlled by Mr. Sandeep D. Alva.

         c. The Advisor. Falcon Investment Advisors, LLC (the "Advisor") is a Delaware limited liability company, the principal business of which is to manage the Fund. The Advisor is a wholly-owned subsidiary of Holdco, which is described in Item 2.b. above.

         The principal executive office of each of the Fund, the General Partner, Holdco, Alva, Mr. Alva and the Advisor is located at 21 Custom House Street, 10th Floor, Boston, Massachusetts 02110.

         During the last five years, none of the Reporting Persons, nor any of the executive officers, managers or managing directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

         On June 8, 2006, each of the Reporting Persons sold all of the remaining shares of Common Stock beneficially owned by them, pursuant to the Sales Agency Agreement described in Item 6(d) below. Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on June 8, 2006.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) Each Reporting Person no longer is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, of any shares of the Issuer's Common Stock.

         Each of the Fund, the General Partner and the Advisor shared power to vote and to dispose of the shares of Common Stock previously beneficially owned by them with each other. Although the Reporting Persons had interests which may have been generally aligned with other parties to the Recap Agreement (and

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  CUSIP No. 44043J105              13D                    Page 8 of 11 Pages
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all such parties agreed to vote their shares in a particular manner), the
Reporting Persons disclaim any beneficial interest in the shares held by any other parties to the Recap Agreement.

         (c) Except as noted in "Introduction" above, none of the Reporting Persons, described in paragraph (a) of this Item 5, has effected any transaction in the Common Stock of the Issuer during the past 60 days.

         (d) Not applicable.

         (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on June 8, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         a. The Recap Agreement. The Recap Agreement is described/referred to in the Introduction and Items 3 and 5 of this Schedule 13D.

         b. The Financing Agreement. Pursuant to the Financing Agreement, the lenders under the Financing Agreement extended credit to the Issuer consisting of (a) a $30 million senior secured term loan A facility bearing interest at 15% per annum, payable monthly 10% in cash and 5% paid-in-kind, maturing on March 31, 2007, and requiring a monthly principal payment of $500,000 beginning July 2005 and (b) a $40 million senior secured term loan B facility, bearing interest at 10% per annum, payable monthly 8% in cash and 2% paid-in-kind and maturing on March 31, 2007. The Issuer paid a $1.4 million closing fee in connection with the Financing Agreement, and is required to pay quarterly, in cash, a loan servicing fee of 0.5% per annum based upon the aggregate unpaid principal balance of the loans. Upon an event of default under the Financing Agreement, the interest rate on each loan increases 2%, payable in cash on demand.

         The loans under the Financing Agreement are collateralized by the pledge of the Issuer's equity interests in its subsidiaries that are loan parties to the Financing Agreement, the Issuer's accounts receivable, first or second mortgages on all of the Issuer's vessels, second liens on the Issuer's Port Arthur and Sabine marine facilities, the cash securing the letter of credit under the Issuer's contract with the Israel Electric Corporation, the Issuer's outstanding claims and receivables from Pemex and Williams, and our future assets. The term loan A is repaid from the collateral securing the new senior secured credit facility in priority to the term loan B. The holders of the Subordinated Notes agreed to release the collateral that secured the Subordinated Notes in favor of the lenders under the Financing Agreement.

         The Financing Agreement has covenants that, among other things, subject to a few limited exceptions, require the Issuer to grant the lenders a security interest in any property the Issuer acquires and restrict the Issuer's ability to issue additional capital stock, create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments, pay dividends, make payments and settle its Pemex claims without the consent of the lenders under the Financing Agreement. The Financing Agreement also has the same financial covenants as the Issuer's existing credit facilities, which were amended in connection with the recapitalization and financing transactions described above. In addition, any events of default under the Financing Agreement could result in acceleration of the Issuer's indebtedness.

         c. The Voting Trust Agreement. On May 25, 2006, the Fund, as Beneficiary, entered into a Voting Trust Agreement with David A. Balestrery, as Trustee. On May 25, 2006, the Fund transferred 225,000 shares of Common Stock to the trust created by the Voting Trust Agreement. Under the terms of the Voting Trust Agreement, the Fund is the sole beneficiary of the trust. However, none of the Reporting Persons have any power to control or influence the voting or disposition of any of the shares transferred to the trust. The Voting Trust Agreement terminates by its terms on June 30, 2007.

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  CUSIP No. 44043J105              13D                     Page 9 of 11 Pages
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         d. The Sales Agency Agreement. On May 30, 2006, the Fund entered into a
Sales Agency Agreement with Raymond James & Associates, Inc. ("RJ"), pursuant to which RJ agreed to act as the Fund's exclusive selling agent with respect to the 2,975,576 shares of Common Stock held by the Fund on that date. The Sales Agency Agreement provides for the shares to be sold pursuant to the registration statement described under "Introduction" above. The Sales Agency Agreement provides for RJ to receive a commission of 6.5% of the sales price on any sales under the Sales Agency Agreement. The agreement also provides for indemnification of RJ by the Fund in certain circumstances. The Sales Agency Agreement terminates by its terms on June 12, 2006.

         The descriptions of the Recap Agreement, the Financing Agreement, the Voting Trust Agreement and the Sales Agency Agreement contained in this Schedule 13D are qualified in their entirety by the complete text of the documents, copies of which are filed as exhibits to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7(a). Recapitalization Letter Agreement, dated as of March 31, 2005, by and among the Issuer and the holders of Subordinated Notes specified therein (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed on April 5, 2005).

Exhibit 7(b). Financing Agreement, dated as of March 31, 2005, by and among the Issuer, Horizon Offshore Contractors, Inc. and Horizon Vessels, Inc., as borrowers, the guarantors specified therein, Manchester Securities Corp., as agent, and the other lenders specified therein (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed on April 5, 2005).

Exhibit 7(c). Joint Filing Agreement, dated as of April 11, 2005, among Falcon Mezzanine Investments, LLC, Falcon Mezzanine Partners, LP and Falcon Investment Advisors, LLC.

Exhibit 7(d). Voting Trust Agreement, dated as of May 25, 2006, between Falcon Mezzanine Partners, LP, as Beneficiary, and David A. Balestrery, as Trustee.

Exhibit 7(e). Sales Agency Agreement, dated as of May 30, 2006, between Falcon Mezzanine Partners, LP and Raymond James & Associates, Inc.

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  CUSIP No. 44043J105              13D                    Page 10 of 11 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Date: June 5, 2006


                          FALCON MEZZANINE INVESTMENTS, LLC


                          By: /s/ William J. Kennedy Jr.
                          -----------------------------------------------------
                          Name: William J. Kennedy Jr.
                          Title: Managing Partner


                          FALCON MEZZANINE PARTNERS, LP
                          By: Falcon Mezzanine Investments, LLC, its General Partner


                          By: /s/ William J. Kennedy Jr.
                          -----------------------------------------------------
                          Name: William J. Kennedy Jr.
                          Title: Managing Partner


                         FALCON INVESTMENT ADVISORS, LLC


                          By: /s/ William J. Kennedy Jr.
                          -----------------------------------------------------
                          Name: William J. Kennedy Jr.
                          Title: Managing Partner

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  CUSIP No. 44043J105              13D                    Page 11 of 11 Pages
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                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing by Falcon Mezzanine Investments, LLC on behalf of all of the undersigned of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $1.00 per share, of Horizon Offshore, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 11, 2005.

                           FALCON MEZZANINE INVESTMENTS, LLC


                           By: /s/ William J. Kennedy Jr.
                           -----------------------------------------------------
                           Name: William J. Kennedy Jr.
                           Title: Managing Director


                           FALCON MEZZANINE PARTNERS, LP
                           By: Falcon Mezzanine Investments, LLC, its General Partner


                           By: /s/ William J. Kennedy Jr.
                           -----------------------------------------------------
                           Name: William J. Kennedy Jr.
                           Title: Managing Director


                           FALCON INVESTMENT ADVISORS, LLC


                           By: /s/ William J. Kennedy Jr.
                           -----------------------------------------------------
                           Name: William J. Kennedy Jr.
                           Title: Managing Director